PRUCO LIFE INSURANCE COMPANY, PHOENIX, ARIZONA

VARIABLE INCOME BENEFIT SCHEDULE SUPPLEMENT

The Charge for the Rider may be increased by us subject to the Earliest Charge Change Date and Maximum Charge for the Rider indicated below.

Annuity Number: [001-0001]

Effective Date: [Effective Date of Rider]

[Designated Life] [Spousal Designated Lives] on the Effective Date:

[John Doe]	Date of Birth: [October 21, 1972]
[[Mary Doe]	Date of Birth: [October 15, 1972]]

Initial Income Percentage:

Age on Effective Date	Single Designated Life Income Percentages	Spousal Designated Life Income Percentages
[45-49	2.50%	2.05%
50-54	2.90%	2.55%
55-59	3.20%	2.85%
60-64	3.55%	3.20%
65-69	4.00%	3.65%
70-74	4.60%	4.25%
75-79	5.30%	4.95%
80 +	5.90%	5.55%]

Income Deferral Rate:

Age on Benefit Anniversary	Income Deferral Rate Percentage
[45-49	0.05%
50-54	0.10%
55-59	0.10%
60-64	0.15%
65-69	0.20%
70-74	0.25%
75-79	0.35%
80 +	0.40%]

Minimum Benefit Payment: [$100]

Charge for the Rider: Assessed quarterly at the annualized rate of [0.XX]%

Earliest Charge Change Date: [The Valuation Day coinciding with or next following the [3rd] anniversary of the Effective Date]

Elective Termination Waiting Period: [This Rider may be electively terminated at any time on or after the [XXth] Anniversary of the Effective Date.]

Maximum Charge for the Rider: 1.00%

Standard Advisory Fee Percentage: [1.50]% per calendar year

Minimum Income Percentage for Additional Purchase Payment(s): [1.00%]

P-SCH-LW(11/19) 1